UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34110

SOUTHWEST BANCORP, INC.

(Exact name of registrant as specified in its charter)

c/o Simmons First National Corporation

501 Main Street

Pine Bluff, Arkansas 71601

(870) 541-1000

(Address, including zip code and telephone number, including area code of registrant’s principal executive offices)

Common Stock, par value $1.00

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $1.00 par value – 0 holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Southwest Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized person.

SIMMONS FIRST NATIONAL CORPORATION
As successor by merger to Southwest Bancorp, Inc.

	By:	/s/ Robert A. Fehlman
Dated: October 30, 2017		Robert A. Fehlman, Senior Executive Vice President, Chief Financial Officer and Treasurer